SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

MICROISLET, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

59507Q106

(CUSIP Number)

John J. Hagenbuch

353 Sacramento Street, 21st Floor

San Francisco, CA 94111

(415) 693-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 59507Q106	13D	Page 2 of 10

1	NAMES OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JACKSON ST. PARTNERS, 912017430
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 1,758,772 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 1,758,772

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,758,772
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 39,646,865 shares of Common Stock outstanding as reported by MicroIslet, Inc. in its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004.

CUSIP No.: 59507Q106	13D	Page 3 of 10

1	NAMES OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John J. Hagenbuch, Trustee U/D/T September 13, 1995
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,051,080 8 SHARED VOTING POWER 1,768,772 9 SOLE DISPOSITIVE POWER 2,051,080 10 SHARED DISPOSITIVE POWER 1,768,772

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,819,852
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 39,646,865 shares of Common Stock outstanding as reported by MicroIslet, Inc. in its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004 and warrants to purchase 728,880 shares of Common Stock held by John J. Hagenbuch, Trustee U/D/T September 13, 1995.

CUSIP No.: 59507Q106	13D	Page 4 of 10

1	NAMES OF REPORTING PERSON I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John J. Hagenbuch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,051,080 8 SHARED VOTING POWER 1,768,772 9 SOLE DISPOSITIVE POWER 2,051,080 10 SHARED DISPOSITIVE POWER 1,768,772

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,819,852
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 39,646,865 shares of Common Stock outstanding as reported by MicroIslet, Inc. in its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004 and warrants to purchase 728,880 shares of Common Stock held by John J. Hagenbuch, Trustee U/D/T September 13, 1995

BACKGROUND

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “COMMON STOCK”), of MicroIslet, Inc. (“MICROISLET”), a Navada corporation whose principal executive offices are located at 6370 Nancy Ridge Drive, San Diego, CA 92121.

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule 13D is filed by Jackson St. Partners, John J. Hagenbuch, Trustee U/D/T September 13, 1995 and John. J. Hagenbuch (collectively the “REPORTING PERSONS”), with respect to shares of Common Stock which the Reporting Persons may be deemed to beneficially own pursuant to Section 13(d) of the Securities Exchange Act of 1934 as amended (the “EXCHANGE ACT”).

Jackson St. Partners (“JACKSON ST.”) is a California partnership with its principal office located at 353 Sacramento Street, 21st Floor, San Francisco, CA 94111. Jackson St. is principally involved in the investment business. Jackson St. has two partners, John J. Hagenbuch and Kimberly Steel Hagenbuch, husband and wife. Because Ms. Hagenbuch is a partner in Jackson St., information regarding her beneficial ownership is also provided in this Schedule 13D pursuant to Schedule 13D General Instruction C.

John J. Hagenbuch (“MR. HAGENBUCH.”) is an individual whose business address is 353 Sacramento Street, 21st Floor, San Francisco, CA 94111. He is a citizen of the United States of America and he is Chairman of Merlone/Hagenbuch, Inc., which is the general partner in a number of real estate opportunity funds. The principal office of Merlone/Hagenbuch, Inc. is 353 Sacramento Street, 21st Floor, San Francisco, CA 94111. Mr. Hagenbuch is also an active private investor and makes such investments directly or through Jackson St.

Kimberly Steel Hagenbuch (“MS. HAGENBUCH”) is an individual whose business address is also 353 Sacramento Street, 21st Floor, San Francisco, CA 94111. Her principal occupation is also a private investor through Jackson St. Ms. Hagenbuch is a citizen of the United States of America. Ms. Hagenbuch is the sister of John F. Steel IV, the Chairman of the Board of MicroIslet and its Chief Executive Officer.

Mr. Hagenbuch is also the trustee of the trust known as John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 (the “TRUST”) which is a revocable trust of which he is currently the sole beneficiary.

During the last five years, none of the Reporting Persons or Ms. Hagenbuch have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons or Ms. Hagenbuch were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All of the shares of Common Stock, and warrants to purchase 320,000 shares of Common Stock, held by Jackson St. and Mr. Hagenbuch, as trustee of the Trust, as well as the 10,000 shares of Common Stock held by the natural minor children of Mr. Hagenbuch for which Mr. Hagenbuch and Ms. Hagenbuch may be deemed to have beneficial ownership were acquired through working capital of Jackson St. or personal funds of Mr. Hagenbuch or the Trust. The warrants to purchase 408,880 shares of Common Stock held by Mr. Hagenbuch, as Trustee of the Trust were acquired through the conversion of loans (principal and interest) made by the Trust to the Company pursuant to 120 Day Notes, copies of which are attached hereto and incorporated herein. No bank financing was involved in any of such acquisitions.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons have determined to take action for the purpose of changing the composition of the Board of Directors of MicroIslet. At present the Reporting Persons believe that a five member board — as MicroIslet had until recently — is preferable; they also plan to nominate at least one new person to serve on the Board, Mr. Hagenbuch. The Reporting Persons presently expect to deliver to MicroIslet their nomination and proposal to amend the bylaws to reduce the size of the Board of Directors to five. The Reporting Persons have discussed these matters with three other stockholders, who (based on publicly available information) beneficially own approximately 38.5% of the Common Stock and have discussed with them taking action to effect these changes. The Reporting Persons expect that these stockholders will agree to act together with the Reporting Persons to effect these changes, until now, as far as the Reporting Persons know, no final decision has been made by these other stockholders to take such action.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Persons and Ms. Hagenbuch beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 3,819,852 shares of Common Stock, representing approximately 9.5% of the outstanding shares of Common Stock based on 39,646,865 shares outstanding, as reported by MicroIslet in its Quarterly Report on Form 10-QSB for the period ended September 30, 2004. The Reporting Persons and Ms. Hagenbuch beneficially own the Common Stock as follows:

Name	Shares of Common Stock	% of Class of Common Stock
Jackson St. Partners	1,758,772	4.4%
John J. Hagenbuch, Trustee U/D/T September 13, 2995[1]	3,819,852 (including warrant to purchase 728,880 shares of Common Stock)	9.5%
John J. Hagenbuch[2]	3,819,852 (including warrant to purchase 728,880 shares of Common Stock)	9.5%
Kimberly Steel Hagenbuch[3]	10,000	0.0%

[1]	This includes (a) 1,322,200 shares of Common Stock and warrants to purchase 728,880 shares of Common Stock held by John J. Hagenbuch, Trustee U/D/T September 13, 1995, (b) 1,758,772 shares of Common Stock held by Jackson St.; Mr. Hagenbuch is a partner in Jackson St. and is the controlling natural person with respect to such shares; and (c) 10,000 shares of Common Stock held by Mr. Hagenbuch’s natural minor children, for which Mr. Hagenbuch may be deemed to share voting and dispositive power with his spouse, Ms. Hagenbuch.
[2]	This includes (a) 1,322,200 shares of Common Stock and warrants to purchase 728,880 shares of Common Stock held by John J. Hagenbuch, Trustee U/D/T September 13, 1995, (b) 1,758,772 shares of Common Stock held by Jackson St.; Mr. Hagenbuch is a partner in Jackson St. and is the controlling natural person with respect to such shares; and (b) 10,000 shares of Common Stock held by Mr. Hagenbuch’s natural minor children, for which Mr. Hagenbuch may be deemed to share voting and dispositive power with his spouse, Ms. Hagenbuch.
[3]	This includes 10,000 shares of Common Stock held by Mr. Hagenbuch’s natural minor children, for which Ms. Hagenbuch may be deemed to share voting and dispositive power with her spouse, Mr. Hagenbuch.

(b) Jackson St., together with Mr. Hagenbuch who is a partner of Jackson St. and is the controlling natural person with respect to the Common Stock held by Jackson St., has shared voting and dispositive power with respect to 1,758,772 shares of Common Stock. Jackson St. does not hold sole voting or dispositive power with respect to any Common Stock.

Mr. Hagenbuch, in his individual capacity and as Trustee of the Trust holds sole voting and dispositive power with respect to 2,051,080 shares of Common Stock held in the name of the Trust. As the controlling natural person that is a partner of Jackson St. he shares voting and dispositive power with respect to 1,758,772 shares of Common Stock held by Jackson St. Together with his spouse Ms. Hagenbuch, he may be deemed to share voting and dispositive power with respect to 10,000 shares of Common Stock held by his natural minor children.

Ms. Hagenbuch, together with her spouse, Mr. Hagenbuch, may be deemed to share voting and dispositive power with respect to 10,000 shares of Common Stock held by Mr. Hagenbuch’s natural minor children. Ms. Hagenbuch does not hold sole voting or dispositive power with respect to any Common Stock.

(c) No Reporting Person or Ms. Hagenbuch has purchased or disposed of any Common Stock within the last 60 days.

(d) No person holds any right to receive or power to direct dividends or proceeds in respect of the Common Stock beneficially owned by any Reporting Person or Ms. Hagenbuch.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Jackson St. is a partnership of which Mr. Hagenbuch is the sole natural controlling partner. Therefore, any decisions relating to the Common Stock held by Jackson St. are made by Mr. Hagenbuch. Mr. Hagenbuch is also the trustee of the Trust so he also makes all decisions relating to Common Stock held by the Trust.

The Reporting Persons have entered into the following agreements with MicroIslet, copies of which are either attached hereto or incorporated hereto by reference as Exhibits 99.1 - 99.12:

120 Day Note dated April 11, 2003 issued by the Company in favor of John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 pursuant to which the Company borrowed $300,000 from the Trust and the Trust received a warrant to purchase 50,000 shares of Common Stock at an exercise price of $1.49 per share of Common Stock. This Note was subsequently amended and restated on August 26, 2003. A description of the amended and restated Note is below.

Warrant Agreement dated April 11, 2003 between the Company and John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 pursuant to which the Trust is granted a warrant to purchase 50,000 shares of Common Stock at an exercise price of $1.49 per share of Common Stock.

120 Day Note dated May 12, 2003 issued by the Company in favor of John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 pursuant to which the Company borrowed $200,000 from the Trust and the Trust received a warrant to purchase 50,000 shares of Common Stock at an exercise price of $0.85 per share of Common Stock. This Note was subsequently amended and restated on August 26, 2003. A description of the amended and restated Note is below.

Warrant Agreement dated May 12, 2003 between the Company and John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 pursuant to which the Trust is granted a warrant to purchase 50,000 shares of Common Stock at an exercise price of $0.85 per share of Common Stock.

Amendment to 120 Day Note dated August 26, 2003 between the Company and John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 pursuant to which the 120 Day Note dated May 12, 2003 is amended to extend the maturity date by four months and the Trust is granted a warrant to purchase 50,000 shares of Common Stock at $0.50 per share of Common Stock.

Amended May 12, 2003 120 Day Note issued by the Company on May 12, 2003 in favor of John J. Hagenbuch, Trustee U/D/T pursuant to that certain Amendment to 120 Day Note dated August 26, 2003 between the Company and John J. Hagenbuch, Trustee U/D/T dated September 13, 1995. All amounts outstanding under this Note have been satisfied.

Warrant Agreement dated August 26, 2003 between the Company and John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 pursuant to which the Trust is granted a warrant to purchase 50,000 shares of Common Stock at an exercise price of $0.50 per share of Common Stock.

Amendment to 120 Day Note dated August 26, 2003 between the Company and John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 pursuant to which the 120 Day Note dated April 11, 2003 is amended to extend the maturity date by four months and the Trust is granted a warrant to purchase 50,000 shares of Common Stock at $0.50 per share of Common Stock, and the related amended note of even date.

Amended April 11, 2003 120 Day Note issued by the Company on August 26, 2003 in favor of John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 pursuant to that certain Amendment to 120 Day Note dated August 26, 2003 between the Company and John J. Hagenbuch, Trustee U/D/T dated September 13, 1995. All amounts outstanding under this Note have been satisfied.

Warrant Agreement dated August 26, 2003 between the Company and John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 pursuant to which the Trust is granted a warrant to purchase 50,000 shares of Common Stock at an exercise price of $0.50 per share of Common Stock.

Amended and Restated Securities Purchase Agreement dated October 31, 2003 between the Company, John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 and other investors pursuant to which the Trust purchased 1,322,200 shares of Common Stock and received a warrant to purchase 528,880 shares of Common Stock at an exercise price of $1.00 per share of Common Stock in exchange for cash and cancellation of amounts due pursuant to the April 11, 2003 120 Day Note and the May 12, 2003 120 Day Note, each as amended.

Warrant Agreement dated October 31, 2003 between the Company and John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 pursuant to which the Trust is granted a warrant to purchase 528,880 shares of Common Stock at an exercise price of $0.50 per share of Common Stock.

In addition, the Reporting Persons have also entered into an agreement to jointly file this Schedule 13D, a copy of which is attached hereto as Exhibit 99.13.

Other than the agreement reflected above, no Reporting Person or Ms. Hagenbuch has entered into any other contract, arrangement, agreement or understanding with respect to the Common Stock. None of the Common Stock beneficially owned by any Reporting Person or Ms. Hagenbuch is pledged or otherwise subject to a contingency the occurrence of which would give a person voting power or investment power over such stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are incorporated by reference to this Schedule 13D:

99.1	120 Day Note dated April 11, 2003 issued by the Company in favor of John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 (incorporated by reference to Exhibit 10.18 to the Company’s Form SB-2 filed April 15, 2003.)

99.2	Warrant Agreement dated April 11, 2003 between the Company and John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 (incorporated by reference to Exhibit 10.19 to the Company’s Form SB-2 filed April 15, 2003.)

99.3	120 Day Note dated May 12, 2003 issued by the Company in favor of John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed May 13, 2003.)

99.4	Warrant Agreement dated May 12, 2003 between the Company and John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed May 13, 2003.)

99.5	Amendment to 120 Day Note dated August 26, 2003 between the Company and John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed August 28, 2003.)

99.6	Amended May 12, 2003 120 Day Note issued by the Company on August 28, 2003 in favor of John J. Hagenbuch, Trustee U/D/T.*

99.7	Warrant Agreement dated August 26, 2003 between the Company and John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed August 28, 2003.)

99.8	Amendment to 120 Day Note dated August 26, 2003 between the Company and John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed August 28, 2003.)

99.9	Amended April 11, 2003 120 Day Note issued by the Company on August 26, 2003 in favor of John J. Hagenbuch, Trustee U/D/T.*

99.10	Warrant Agreement dated August 26, 2003 between the Company and John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K filed August 28, 2003.)

99.11	Amended and Restated Securities Purchase Agreement dated October 31, 2003 between the Company, John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 and other investors (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed November 3, 2003.).

99.12	Warrant Agreement dated October 31, 2003 between the Company and John J. Hagenbuch, Trustee U/D/T dated September 13, 1995 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed November 3, 2003.)

99.13	Agreement of Joint Filing among the Reporting Persons dated February 19, 2005.*

*	Enclosed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2005

JACKSON ST. PARTNERS

By:	/s/ John J. Hagenbuch
John J. Hagenbuch, Partner

By:	/s/ John J. Hagenbuch
John J. Hagenbuch, Trustee, U/D/T September 13, 1995

By:	/s/ John J. Hagenbuch
John J. Hagenbuch